UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of: December 2004

                        Commission File Number: 001-16429

                                     ABB Ltd
                 -----------------------------------------------
                 (Translation of registrant's name into English)

        P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland
        ----------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F  X           Form 40-F
                                ---                    ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes             No  X
                               ---            ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This Form 6-K consists of the following:

1. Press release of ABB Ltd, dated December 3, 2004.

Press Release

For your business and technology editors

ABB asbestos case to be reviewed

Company confident of addressing outstanding issues promptly

Zurich, Switzerland, December 3, 2004 - The Third Circuit Court of Appeals in the United States has ruled that ABB's Chapter 11 Plan of Reorganization for its U.S. subsidiary, Combustion Engineering (CE) will be reviewed again by the District Court.

Under the Plan of Reorganization announced in January 2003, ABB offered a $1.2 billion trust fund for claims against CE. It consisted of the assets of CE valued at $812 million, about 30 million ABB shares, and cash contributions totalling about $350 million. The plan was accepted by an overwhelming majority of claimants, and approved by both the Bankruptcy and District courts.

ABB said it was considering its options and fully expects to be able to resolve the issues raised by the Appeals Court, and will move quickly to do so.

In the meantime, CE remains in Chapter 11, and it and the ABB group remain protected from asbestos litigation by the Bankruptcy Court's injunction.

The Third Circuit Court of Appeals found that it was not appropriate to include Lummus Global and Basic Ltd in the Combustion Engineering Plan. ABB said it would look promptly at other mechanisms to deal with the insignificant asbestos exposure of these two companies.

"Given the fact that both the Bankruptcy and District Courts have approved the Combustion Engineering Plan of Reorganization, we are naturally surprised and disappointed at today's decision," said Jurgen Dormann ABB chairman and CEO. "But we remain confident that we can resolve Combustion Engineering's asbestos liability within a Plan of Reorganization compatible with the Third Circuit's decision within a relatively short time frame and without significant additional cost."

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 103,000 people.

ABB will host a telephone conference today for financial analysts, investors and the media starting at 10:00 Central European Time (CET). Callers from the U.K. should dial +44 20 7107 0611, from the rest of Europe, dial +41 91 610 56 00, and from the U.S. +1 866 291 4166. Lines will be open 15 minutes before the start of the conference. The audio playback of the conference call will start one hour after the end of the call and be available for 96 hours. Playback numbers: +44 207 866 4300 (U.K.), +41 91 612 4330 (rest of Europe) or +1 412 317
0088 (U.S.). The code is 285, followed by the # key.

Media Relations :                            Investor Relations :
ABB Corporate Communications, Zurich         ABB Investor Relations
Thomas Schmidt                               Switzerland: Tel. +41 43 317 71 11

Tel: +41 43 317 6568                         Sweden: Tel. +46 21 325 719

Fax: +41 43 317 7958                         USA : Tel. +1 203 750 7743

media.relations@ch.abb.com                   investor.relations@ch.abb.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 ABB LTD

Date:  December 9, 2004          By: /s/ Richard A. Brown
                                    --------------------------------------------
                                 Name:   Richard A. Brown
                                 Title:  Group Vice President and Assistant
                                         General Counsel

                                 By: /s/ Francois Champagne
                                    --------------------------------------------
                                 Name:   Francois Champagne
                                 Title:  Group Vice President and Senior Counsel